Form 40-F
period 2020-12-31
Ayr Wellness Inc.
filed 2021-03-25
CIK 1847462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 333-253466

AYR WELLNESS INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

98-1500584

(I.R.S. Employer Identification Number (if applicable))

199 Bay Street, Suite 5300

Toronto, Ontario, M5L 1B9

(949) 574-3860

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Subordinate Voting Shares, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

28,873,641 Subordinate Voting Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Ayr Wellness Inc. (the “Corporation” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including, but not limited to, those statements relating to the Corporation and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Corporation, as applicable, and perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;

•	assumptions and expectations described in the Corporation’s critical accounting policies and estimates;

•	the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Corporation’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Corporation’s current and proposed products and services, as well as the Corporation’s ability to capture market share;

•	the benefits and applications of the Corporation’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Corporation operates and the Corporation’s market expertise;

•	the Corporation’s ability to secure further equity or debt financing, if required;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Corporation’s and third-party products sold by the Corporation;

•	the Corporation’s ability to mitigate risks relating to the cannabis industry, the larger economy, breaches of and unauthorized access to the Corporation’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts; and

•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the Annual Information Form of the Registrant for the year ended December 31, 2020 (the “AIF”), attached as Exhibit 99.1 to this Annual Report, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Annual Report and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Corporation has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2020 and 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis (the “MD&A”) dated March 9, 2021 for the year ended December 31, 2020, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Corporation's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Corporation carried out an evaluation, under the supervision of the Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Corporation’s principal executive officer and principal financial officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Charlie Miles qualifies as financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Auditor Service Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Corporation has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Corporation (the “Code”). The Corporation undertakes to provide copies of the Code without charge. Requests for copies of the Code should be sent to IR@AyrWellness.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Corporation did not waive or implicitly waive any provision of the Code with respect to any of the Corporation's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2020, the Corporation had the following contractual obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Trade payables and accrued liabilities	$17,606,599	$-	$-	$-	$17,606,599
Lease obligations	4,307,052	8,514,850	8,079,018	41,707,890	62,608,810
Purchase consideration	9,053,057	-	-	-	9,053,057
Income tax payable	21,585,523	-	-	-	21,585,523
Debt Payable	8,644,633	17,058,218	37,809,549	-	63,512,400
Contingent consideration	-	27,500,000	-	-	27,500,000
Senior secured notes	-	110,000,000	-	-	110,000,000
Accrued interest payable	-	-	3,301,155	-	3,301,155
	$61,196,864	$163,073,068	$49,189,722	$41,707,890	$315,167,544

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Corporation’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Corporation.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 25th day of March, 2021.

AYR WELLNESS INC.

By:	/s/ Jonathan Sandelman
Name: Jonathan Sandelman
Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated March 17, 2021 for the fiscal year ended December 31, 2020

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3	Management’s Discussion and Analysis dated March 9, 2021 for the three months and years ended December 31, 2020 and 2019

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* To be filed by amendment.