Form 40-F/A
period 2020-12-31
Ayr Wellness Inc.
filed 2021-04-13
CIK 1847462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

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

Ayr Wellness Inc. (the “Registrant”) is filing this Amendment No. 1 to Form 40-F (the "Form 40-F/A") for the year ended December 31, 2020 to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on March 25, 2021.

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 13th day of April, 2021.

AYR WELLNESS INC.

By:	/s/ Jonathan Sandelman
Name: Jonathan Sandelman
Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1*	Annual Information Form dated March 17, 2021 for the fiscal year ended December 31, 2020

99.2*	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3*	Management’s Discussion and Analysis dated March 9, 2021 for the three months and years ended December 31, 2020 and 2019

99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of MNP LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Previously filed.