Form 40-F
period 2021-12-31
Ayr Wellness Inc.
filed 2022-03-30
CIK 1847462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 333-253466

AYR WELLNESS INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

98-1500584

(I.R.S. Employer Identification Number (if applicable))

2601 South Bayshore Drive, Suite 900

Miami, FL 33133

(949) 574-3860

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not Applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Subordinate Voting Shares, Restricted Voting Shares,

and Limited Voting Shares no par value.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:

56,337,175 Subordinate Voting Shares, Restricted Voting Shares, and Limited Voting Shares, no par value

3,696,486 Multiple Voting Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

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

Ayr Wellness Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this Annual Report and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

●	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;
●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s significant accounting judgements and estimates;
●	the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the United States;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;
●	anticipated investment in and results of research and development;
●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with any applicable debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	changes in U.S. generally accepted accounting principles or in the interpretation thereof;
●	consistent or increasing pricing of various cannabis products;
●	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuation in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;
●	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	the ability to develop the Company’s brand and meet growth objectives;
●	the risk related to limited market data and difficulty to forecast results;
●	the concentrated voting control of the Company;
●	market volatility and the risks associated with selling of substantial amount of Subordinate, Restricted and Limited Voting Shares;
●	product liability claims related to the products the Company cultivates, produces, and sells; and
●	other events or conditions that may occur in the future.

No assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Annual Report and the documents incorporated by reference herein should not be unduly relied upon, and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Company’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Company’s current and proposed operations. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. In addition, the Company has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Company will remain compliant in the future with all State and local laws, regulations and rules imposed upon it by law. The Company’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in conformity with accounting principles generally accepted in the United States of America.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report (the “AIF”) and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2021 and 2020, including the report of independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the years ended December 31, 2021 and 2020, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation and the material weakness in controls outlined below, the Company’s CEO and CFO have concluded that the controls and procedures outlined were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining ICFR, as defined in Rule 13a-15(f) under the Exchange Act, and for assessing the effectiveness of the ICFR. Management performed an assessment of the effectiveness of our ICFR as of December 31, 2021 based upon criteria in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Management evaluated the effectiveness of our ICFR as of December 31, 2021, and concluded that a material weakness existed as of December 31, 2021, and therefore the Company’s ICFR is not effective as of December 31, 2021. As a result of the material weakness identified, management performed additional analysis and other post-closing procedures.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, our ICFR were not designed or operating effectively. The following material weakness was identified by management:

Information Technology General Controls: We identified deficiencies involving the selection and deployment of general control activities over information technology related to change management and user access controls. These deficiencies, when aggregated, resulted in a material weakness.

No material errors were identified in the consolidated financial statements for the year ended December 31, 2021, as a result of the material weakness. The material weakness however creates a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis.

Remediation Plan

Management, with oversight from the Audit Committee, has initiated, and will continue to implement remediation measures related to the material weakness identified. The remediation efforts expected to be implemented include enhancing logical access and change management policies, implementing processes to capture evidence of documentation on the execution of the logical access and change management policies, and designing a process to review users who have access to key financial systems. Management believes these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.  We will continue to monitor and evaluate the effectiveness of our internal controls. We can offer no assurance that these initiatives will ultimately have the intended effects.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm  regarding ICFR. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm as the Company qualifies as an “emerging growth company” under the Jumpstart Our Business Start-ups Act of 2012, as amended.

Changes in Internal Control over Financial Reporting

Other than described above, there have been no changes in our ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Charles Miles qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3).

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

REGISTERED PUBLIC ACCOUNTING FIRM

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Company undertakes to provide copies of the Code without charge. Requests for copies of the Code should be sent to IR@AyrWellness.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 30 day of March, 2022.

AYR WELLNESS INC.

By:	/s/ Jonathan Sandelman
	Name:	Jonathan Sandelman
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated March 30, 2022 for the fiscal year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020 and the Report of Independent Registered Public Accounting Firm (PCAOB ID 688)
99.3	Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Marcum LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)