Form 40-F
period 2023-12-31
Ayr Wellness Inc.
filed 2024-03-13
CIK 1847462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission File Number 333-253466

AYR WELLNESS INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

98-1500584

(I.R.S. Employer Identification Number (if applicable))

2601 South Bayshore Drive, Suite 900

Miami, FL, 33133

(786) 885-0397

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

64,574,077 Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, no par value.

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

These factors include, but are not limited to, the following:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s critical accounting policies and estimates;
●	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the United States;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;
●	anticipated investment in and results of research and development;

●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments, and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with its debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	the Company’s ability to refinance its indebtedness and the terms of any such financing;
●	the risk of significant dilution from the issuances of equity or convertible debt securities and settlement of contingent consideration;
●	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
●	risks related to maintaining cash deposits in excess of federally insured limits;
●	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the Company’s ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	risks related to the Company’s cash flows from operations;
●	the ability to develop the Company’s brands and meet growth objectives;
●	risks related to limited market data and difficulty to forecast results;
●	the concentrated voting control of the Company;
●	market volatility and the risks associated with selling of a substantial amount of subordinate voting shares, restricted voting shares and limited voting shares of the Company;
●	the risk of natural hazards related to severe and extreme weather and climate events;
●	product liability claims related to the products the Company cultivates, produces, and sells;
●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
●	other events or conditions that may occur in the future.

No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report and the documents incorporated by reference herein should not be unduly relied upon, and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Company’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Company’s current and proposed operations. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. In addition, the Company has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Company will remain compliant in the future with all State and local laws, regulations and rules imposed upon it by law. The Company’s forward-looking statements are expressly qualified in its entirety by this cautionary statement.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2023 is filed as Exhibit 99.1 to this Annual Report (the “AIF”) and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2023 and 2022, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the years ended December 31, 2023 and 2022, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2023, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the heading “Liquidity and Capital Resources as of December 31, 2023 and 2022” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

DATED this 13th day of March, 2024.

AYR WELLNESS INC.

By:	/s/ David Goubert
	Name:	David Goubert
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated March 13, 2024 for the fiscal year ended December 31, 2023
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022 and the Report of Independent Registered Public Accounting Firm (Marcum LLP, PCAOB ID 688)
99.3	Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Marcum LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)