Form 40-F
period 2024-12-31
Ayr Wellness Inc.
filed 2025-03-24
CIK 1847462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 333-253466

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Common Shares, Restricted Voting Shares

and Limited Voting Shares, no par value.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

108,759,747 Common Shares, Restricted Voting Shares and Limited Voting Shares, no par value.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

These factors include, but are not limited to, the following:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s critical accounting policies and estimates;
●	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the United States;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;
●	anticipated investment in and results of research and development;

●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments, and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with its debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	the Company’s ability to refinance its indebtedness and the terms of any such financing;
●	the risk of significant dilution from the issuances of equity or convertible debt securities and settlement of contingent consideration;
●	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
●	risks related to maintaining cash deposits in excess of federally insured limits;
●	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the Company’s ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	risks related to the Company’s liquidity;
●	the ability to develop the Company’s brands and meet growth objectives;
●	risks related to limited market data and difficulty to forecast results;
●	market volatility and the risks associated with selling of a substantial amount of common shares, restricted voting shares and limited voting shares of the Company;
●	the risk of natural hazards related to severe and extreme weather and climate events;
●	product liability claims related to the products the Company cultivates, produces, and sells;
●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
●	other events or conditions that may occur in the future.

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

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2024 is filed as Exhibit 99.1 to this Annual Report (the “AIF”) and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2024 and 2023, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the years ended December 31, 2024 and 2023, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the U.S. and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Interim Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, management concluded that our internal controls over financial reporting were not effective because of a material weakness identified in our internal control over financial reporting discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness in Internal Control Over Financial Reporting

As of December 31, 2024, the following material weakness was identified:

●	Ineffective design, implementation, and documentation of management review controls related to the valuation of inventory.

No material errors were identified in the consolidated financial statements for the year ended December 31, 2024, as a result of the material weakness. The material weakness however creates a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis.

Management’s Remediation Plan

Management, with oversight from the Audit Committee, has been actively engaged in developing and implementing remediation plans to address the item described above. Remediation efforts are ongoing and include or are expected to include the following:

The Company established a comprehensive management review control process to:

●	Implementing additional oversight procedures to ensure the accuracy and completeness of inventory-related reports.
●	Increasing the level of detail in management review documentation, including specific reconciliation steps and investigation processes.
●	Developing clear guidelines for applying key estimates and judgments to ensure consistency across reporting periods.
●	Improving collaboration between finance, operations, and inventory teams to validate assumptions and ensure proper documentation of inventory adjustments.
●	Strengthening the review and approval process for key inputs affecting inventory valuation.

Management believes the measures described above, and others that may be implemented, will remediate the material weakness in our internal controls over financial reporting.  We will continue to monitor and evaluate the effectiveness of our internal controls. We can offer no assurance that these initiatives will ultimately have the intended effects.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Charlie Miles qualifies as financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise and is independent (as determined under Exchange Act Rule 10A-3).

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2024, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Auditor Service Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

Pre-Approval of Audit And Non-Audit Services Provided by Independent Auditor

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Company’s audit committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the heading “Liquidity and Capital Resources as of December 31, 2024 and 2023” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

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

DATED this 19th day of March 2025.

AYR WELLNESS INC.

By:	/s/ Steven M. Cohen
	Name:	Steven M. Cohen
	Title:	Interim Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated March 21, 2025 for the fiscal year ended December 31, 2024
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023 and the Report of Independent Registered Public Accounting Firm (Marcum LLP, PCAOB ID 688)
99.3	Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023
99.4	Certification of Interim Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Interim Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Marcum LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)